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                            March 30, 2023

       John P. Love
       President and Chief Executive Officer
       United States Commodity Funds LLC
       1850 Mt. Diablo Boulevard
       Suite 640
       Walnut Creek, CA 94596

                                                        Re: United States 12
Month Natural Gas Fund, LP
                                                            Post-Effective
Amendment No. 1 to Form S-1
                                                            Filed March 21,
2023
                                                            File No. 333-263572

       Dear John P. Love:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Form S-1 Filed March 21, 2023

       Exhibit 23.2, page II-3

   1. Please revise to provide an updated consent from your independent registered public accounting firm for the
financial statements included within this filing.
 John P. Love
FirstName  LastNameJohn P. LoveLLC
United States Commodity Funds
Comapany
March      NameUnited States Commodity Funds LLC
       30, 2023
March2 30, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact David Lin at (202) 551-3552 or Matthew Derby at (202) 551-3334 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets